Exhibit 99.39

November 13, 2019

VIA SEDAR

NOTICE TO READER Re: Akumin Inc.

Please be advised that the Management’s Discussion & Analysis of Akumin Inc. as at and for the year ended December 31, 2018 was corrected for an error relating to the classification of cash flows.

As described in “Recent Developments – Correction of Error in the Statement of Cash Flows” in Management’s Discussion & Analysis as at and for the year ended December 31, 2018, during 2018, the Company acquired all of the outstanding non-controlling interests in seven of its existing Texas based diagnostic imaging centres. Previously the “Acquisition of non-controlling interests” line was incorrectly presented under the Investing activities category instead of the Financing activities category within the consolidated statements of cash flow for the year ended December 31, 2018.

The error did not impact the consolidated balance sheets, consolidated statements of operations and comprehensive income (loss) or changes in equity. Operating cash flow and increase in cash during the period were not impacted. Basic and diluted earnings per share were not impacted.

Management’s Discussion and
Analysis of Financial Condition and
Results of Operations

For the year ended December 31, 2018 and the 15-month period ended December 31, 2017

November 13, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations (restated)

The following management’s discussion and analysis dated November 13, 2019 (“MD&A”) provides information concerning Akumin Inc.’s (“Akumin” or the “Company”) financial condition and results of operations. You should read the following MD&A together with our audited consolidated financial statements and related notes. This discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements because of certain factors, including, but not limited to, those which are not within our control. See “Forward-Looking Statements”.

The following MD&A has been restated to be consistent with amendments to Akumin’s consolidated statement of cash flows for the year ended December 31, 2018 which is more fully described in Note 2 to the Company’s restated consolidated financial statements. The statement of cash flows has been restated to classify the cash flows associated with the acquisition of non-controlling interests as a financing cash flow. Previously, management had incorrectly presented such cash flows as an investing activity. The nature of the transaction which gave rise to these cash flows is described in Note 13. Furthermore, this adjustment does not affect our previously reported consolidated balance sheet, statement of net income (loss) and comprehensive income (loss) or the statement of changes in equity.

Amounts stated in this MD&A are in thousands of U.S. dollars, unless otherwise stated.

Non-IFRS Measures

This MD&A makes reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under International Financial Reporting Standards (“IFRS”) and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these non-IFRS measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these non-IFRS measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS financial measures, including “EBITDA”, “Adjusted EBITDA”, “Adjusted EBITDA Margin” and “Adjusted net income (loss) attributable to shareholders of Akumin” (each as defined below). These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

We define such non-IFRS measures as follows:

“EBITDA” means net income (loss) attributable to shareholders of the Company before interest expense (net), income tax expense (recovery) and depreciation and amortization.

“Adjusted EBITDA” means EBITDA, as further adjusted for stock-based compensation, impairment of property and equipment, provisions for certain credit losses, settlement costs, provisions, acquisition-related and public offering costs, gains (losses) in the period and one-time adjustments.

“Adjusted EBITDA Margin” means Adjusted EBITDA divided by the revenue in the period.

“Adjusted net income (loss) attributable to shareholders of Akumin” means Adjusted EBITDA less depreciation and amortization and interest expense, taxed at Akumin’s estimated effective tax rate, which is a blend of U.S. federal and state statutory tax rates for Akumin for the period.

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Forward-Looking Statements

This MD&A contains or incorporates by reference “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian securities laws. Forward-looking statements describe our future plans, strategies, expectations and objectives, and are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements contained in this MD&A include, without limitation, statements regarding:

•	expected performance and cash flows;
•	changes in laws and regulations affecting the Company;
•	expenses incurred by the Company as a public company;
•	future growth of the diagnostic imaging market;
•	changes in reimbursement rates by insurance payors;
•	the outcome of litigation and payment obligations in respect of prior settlements;
•	the availability of radiologists at our contracted radiology practices;
•	competition;
•	acquisitions and divestitures of businesses;
•	potential synergies from acquisitions;
•	non-wholly owned and other business arrangements;
•	access to capital and the terms relating thereto;
•	technological changes in our industry;
•	successful execution of internal plans;
•	compliance with our debt covenants;
•	anticipated costs of capital investments; and

•	future compensation of named executive officers.

Such statements may not prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The following are some of the risks and other important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements:

•	our ability to successfully grow the market and sell our services;

•	general market conditions in the radiology and diagnostic imaging services industry;
our ability to service existing debt;
•	our ability to acquire new radiology and medical imaging centers and, upon acquisition, to successfully market and sell new services that we acquire;
•	our ability to achieve the financing necessary to complete the acquisitions of new radiology and medical imaging centers;
•	our ability to enforce any claims relating to breaches of indemnities or representations and warranties in connection with any acquisitions;
•	market conditions in the capital markets and the radiology and medical imaging services industry that make raising capital or consummating acquisitions difficult, expensive or both, or which may disrupt our annual operating budget and forecasts;
•	unanticipated cash requirements to support current operations, to expand our business or for capital expenditures;
•	delays or setbacks with respect to governmental approvals, or manufacturing or commercial activities;
•	changes in laws and regulations;
•	the loss of key management or personnel;
•	the risk that the Company is not able to arrange sufficient, cost-effective financing to repay maturing debt and to fund expenditures, future operational activities and acquisitions, and other obligations; and
•	the risks associated with legislative and regulatory developments that may affect costs, revenues, the speed and degree of competition entering the market, global capital markets activity and general economic conditions in geographic areas where we operate.

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Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to us, including information obtained from third-party industry analysts and other third-party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this MD&A in connection with the statements or disclosure containing the forward-looking information. The reader is cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

•	no unforeseen changes in the legislative and operating framework for our business;
•	no unforeseen changes in the prices for our services in markets where prices are regulated;
•	no unforeseen changes in the regulatory environment for our services;
•	a stable competitive environment; and
•	no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.

Although we have attempted to identify important factors that could cause our actual results to differ materially from our plans, strategies, expectations and objectives, there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend. Forward-looking statements are provided to assist external stakeholders in understanding management’s expectations and plans relating to the future as of the date of the original document and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required under applicable securities laws, we undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

We qualify all the forward-looking statements contained in this MD&A by the foregoing cautionary statements.

Overview

We are a provider of freestanding, fixed-site outpatient diagnostic imaging services in the United States, with 95 centers located across Florida, Pennsylvania, Delaware, Texas, Illinois and Kansas as of December 31, 2018. Our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders and may reduce unnecessary invasive procedures, minimizing the cost and amount of care for patients. Our services include MRI, CT, positron emission tomography (PET), radiology, ultrasound, diagnostic radiology (X-ray), mammography, arthrography and other related procedures.

We seek to develop leading positions in regional markets in order to leverage operational efficiencies. Our scale and density within selected geographies provides close, long-term relationships with key payors, radiology groups and referring physicians. Our operations team is responsible for managing relationships with local physicians and payors, meeting our standards of patient service and improving profitability. We provide corporate training programs, standardized policies and procedures and sharing of best practices among the physicians in our regional networks.

Summary of Factors Affecting Our Performance

Building on our track record, we believe that we have an important growth opportunity ahead of us. We believe that our performance and ability to achieve this growth depends on a number of factors. These factors are also subject to a number of inherent risks and challenges, some of which are discussed below and in the “Risk Factors” section of this MD&A.

Number of Clinics

We have a meaningful opportunity to continue to grow the number of our diagnostic imaging facilities in the United States through organic growth and acquisition. The opening and success of new facilities is subject to numerous factors, including our ability to finance acquisitions, build relationships with referring doctors in new regions, and negotiate suitable lease terms for new locations, and other factors, some of which are beyond Akumin’s control.

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The following table shows the number of Akumin diagnostic imaging facilities:

	As at Dec 31, 2018	As at Dec 31, 2017	As at Sep 30, 2016	As at Sep 30, 2015
Number of Diagnostic Imaging Facilities	95	74	39	14

Competition

The market for diagnostic imaging services is highly competitive. We compete principally on the basis of our reputation, our ability to provide multiple modalities at many of our facilities, the location of our facilities and the quality of our diagnostic imaging services. In the markets in which we are operating, or anticipate operating, we compete locally with groups of radiologists, established hospitals, clinics and other independent organizations that own and operate imaging equipment.

We also face competition from other diagnostic imaging companies in acquiring diagnostic imaging centers, which makes it more difficult to find attractive acquisition targets on favourable terms.

Akumin’s multi-modality imaging offering provides a one-stop-shop for patients and referring physicians and diversifies the Company’s revenue sources. The Company’s scalable and integrated operating platform is expected to create value from future acquisitions, cost efficiencies, and organic growth.

Industry Trends

Our revenue is impacted by changes to U.S. healthcare laws, our partners’ and contractors’ healthcare costs, and/or reimbursement rates by payors.

How We Assess the Performance of Our Business

The key performance indicator measures below are used by management in evaluating the performance of and assessing our business. We refer to certain key performance indicators used by management and typically used by our competitors in the diagnostic imaging industry, certain of which are not recognized under IFRS. See “Non-IFRS Measures”.

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IFRS Measures

Revenue. Our revenue is comprised of service fee revenue and other revenue. The following is a brief description of the components of our revenue:

•	Service fee revenue, net of contractual allowances and discounts, consists of net patient fees received from various payers and patients based mainly on established contractual billing rates, less allowances for contractual adjustments and discounts and allowances. This service fee revenue is primarily comprised of fees for the use of the Company’s diagnostic imaging equipment and provision of medical supplies. Service fee revenue is recorded during the period in which the Company’s performance obligations are satisfied, based on the estimated collectible amounts from the patients and third-party payers. Third party payers include federal and state agencies (such as Medicare and Medicaid programs), managed care health plans, commercial insurance companies and employers. Estimates of contractual allowances are based on the payment terms specified in the related contractual agreements. Contractual payment terms in managed care agreements are based on predetermined rates per discounted fee-for-service rates. A provision for credit losses is also recorded, based partly on historical collection experience. The Company regularly attempts to estimate its expected reimbursement for patients based on the applicable contract terms. The Company believes its review process enables it to identify instances on a timely basis where such estimates need to be revised.
•	Other revenue consists of miscellaneous fees under contractual arrangements, including service fee revenue under capitation arrangements with third party payers, management fees and fees for other services provided to third parties. Revenue is recorded during the period in which the Company’s performance obligations under the contract are satisfied by the Company.

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Non-IFRS Measures

This MD&A makes reference to certain non-IFRS measures. For a discussion on how we utilize non-IFRS measures, see “Non-IFRS Measures”. The following table reconciles EBITDA, Adjusted EBITDA and Adjusted net income attributable to shareholders of Akumin to the most directly comparable IFRS financial performance measure.

(in thousands)	Three-month period ended Dec 31, 2018	Three-month period ended Dec 31, 2017	Year ended Dec 31, 2018	15-month period ended Dec 31, 2017
Net income (loss) attributable to shareholders of Akumin	2,210	2,579	5,000	(8,504)
Income tax provision (recovery)	(1,854)	102	(1,527)	124
Depreciation and amortization	3,003	2,063	9,852	6,480
Interest expense	1,778	1,398	5,979	5,376
EBITDA	5,137	6,142	19,304	3,476
Adjustments:
Stock-based compensation	1,238	570	5,702	3,242
Impairment of property and equipment	4	341	643	601
Settlement costs (recoveries)	14	(221)	43	(192)
Provisions	—	—	—	725
Acquisition-related costs	1,506	714	2,426	4,256
Public offering costs	—	1,021	814	1,520
Financial instruments revaluation, unrealized foreign exchange loss, and other (gains) losses	524	(295)	2,843	2,944
One-time adjustments	777	—	—	—
Adjusted EBITDA	9,200	8,272	31,775	16,572
Revenue	45,452	35,238	154,782	105,473
Adjusted EBITDA Margin	20%	23%	21%	16%

Adjusted EBITDA	9,200	8,272	31,775	16,572
Less:
Depreciation and amortization	3,003	2,063	9,852	6,480
Interest expense	1,778	1,398	5,979	5,376
Sub-total	4,419	4,811	15,944	4,716
Effective tax rate (1)	24.7%	36.5%	24.7%	36.5%
Tax effect	1,091	1,756	3,938	1,721
Adjusted net income attributable to shareholders of Akumin	3,328	3,055	12,006	2,995

(1) Akumin’s estimated effective tax rate is a blend of U.S. federal and state statutory tax rates for the period.

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Factors Affecting the Comparability of Our Results

Acquisition Activity

The timing of acquisitions and the opening of new facilities impacts our revenue and the comparability of our results from period to period. In addition, facilities operating in different regions in the United States may have dissimilar results due to prevailing reimbursement rates for diagnostic imaging services or other factors.

Newly Adopted Accounting Standards

Our consolidated financial statements have been prepared using the significant accounting policies consistent with those applied in the Company’s December 31, 2018 consolidated financial statements.

The Company has initially adopted IFRS 15, Revenue from Contracts with Customers, as at January 1, 2018, with full retrospective application. Other new standards that are also effective from January 1, 2018 onward include IFRS 9, Financial Instruments, and IFRIC 22, Foreign Currency Transactions and Advance Consideration, but they do not have a material effect on the Company’s financial statements. Please refer to note 2 of our consolidated financial statements for further information on the adoption of these new accounting standards. Certain comparative information has been reclassified to conform with the presentation adopted in the current fiscal year.

Change in Fiscal Year

The Company changed its fiscal year to December 31, effective for the period ending December 31, 2017. As a result, Akumin fiscal 2017 is a 15-month period ending December 31, 2017 while Akumin fiscal 2018 is a 12-month period ended December 31, 2018.

Segments

We identify our reporting segments based on the organizational units used by management to monitor performance and make operating decisions. We have identified one operating segment: outpatient diagnostic medical imaging services.

Public Company Expenses

As a public company, we have implemented additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. As such, we expect to incur additional annual expenses, including additional directors’ and officers’ liability insurance, director fees, public company reporting costs, transfer agent fees, additional audit and legal fees, and administrative and other expenses. We have also recognized certain non-recurring costs as part of our transition to a publicly traded company and subsequent public offering costs, consisting of professional fees and other expenses.

Recent Developments

Acquisition-Related Activity

During the year ended December 31, 2018, the Company continued its strategy of integrating the operations of prior acquisitions and exploring potential acquisition targets. For information relating to further developments, see the Company’s annual information form dated March 28, 2019 for the year ended December 31, 2018, and other public disclosure available under the Company’s profile on SEDAR at www.sedar.com.

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April 2018 Bought Deal

The Company completed, on May 2, 2018, a “bought deal” public offering of its common shares by way of short form prospectus sale in each of the provinces of Canada, other than Québec. A total of 8,750,000 common shares of the Company were sold at a price of $4.00 per common share for gross proceeds of $35,000 (the “Offering)”. The Offering was underwritten by a syndicate of underwriters (the “Underwriters”). The Underwriters were granted 525,000 broker warrants (“Broker Warrants”) in connection with the Offering, each such Broker Warrant entitling the holder to acquire one common share of the Company at a price of $4.00 per common share for a 24-month period following the closing of the Offering.

The Company used part of the net proceeds from the Offering to finance the cash consideration portion of the NCI Acquisitions (defined below) and intends to use the remaining net proceeds from the Offering: (a) to support the Company’s growth initiatives and the acquisitions it pursues from time to time; and (b) for general corporate purposes, including to fund other ordinary course expenses.

Exercise of Certain Outstanding Warrants

Unrelated to the Offering, the Company had 238,859 warrants that were due to expire on April 21, 2018 and 112,706 warrants that were due to expire on May 31, 2018. These warrants allowed warrant holders to purchase common shares of the Company on a 1:1 basis at an exercise price of $1.20 per common share of the Company. These warrants were exercised by their holders into common shares prior to expiry.

During March 2017 the Company had issued 300,825 warrants to purchase common shares on a 1:1 basis at an exercise price of $2.30 per common share. These warrants expire on March 10 and 17, 2019. During the three months ended September 30, 2018, 120,330 of these warrants were exercised into common shares.

NCI Acquisitions

On May 24, 2018, the Company announced the completion of the previously disclosed acquisitions by a subsidiary of the Company of all of the outstanding non-controlling interests in seven of its existing Texas-based diagnostic imaging centers (the “NCI Acquisitions”). The NCI Acquisitions related to certain operations carried on in Austin, Fort Worth, Frisco, Grapevine/Colleyville, Irving, Plano and Round Rock. The aggregate consideration paid for the NCI Acquisitions was approximately $21.6 million, comprised of an aggregate cash payment of approximately $17.9 million and the issuance of approximately $3.7 million of common shares of the Company (927,397 shares at $4.00 per share). The cash consideration includes approximately $0.2 million paid to a non-wholly owned subsidiary, Preferred Imaging of Tarrant County, LLC, that is consolidated in the Company’s results.

Tampa Acquisition

On April 5, 2018, the Company announced that, through a subsidiary, it had entered into a management agreement with the owners of four centers located in one of Akumin’s core geographic markets (the “Managed Centers”, and the period from April 5 to May 11, 2018, the “Management Period”). On May 11, 2018, the Company announced that it had acquired, through a subsidiary (“Akumin FL”), certain assets of the Managed Centers in Florida (the “Tampa Acquisition”). The sellers were paid cash consideration of $50. The Company also assumed certain priority-ranked accounts payable of $1,553 and a third-party subordinated note bearing interest at a rate of 6% per annum with a principal balance of $1.5 million (face value) and a term of four years. The principal balance of the third-party loan is subject to an earn-out of up to an additional $4.0 million, subject to the satisfaction of certain revenue-based milestones (described in note 12 of the Company’s December 31, 2018 consolidated financial statements).

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Rose Acquisition

On August 15, 2018, the Company announced that, through a subsidiary, it had acquired 11 outpatient diagnostic imaging centers in the Tampa Bay Area (the “Rose Acquisition”) for cash consideration of approximately $25 million, which was financed through the Syndicated Term Loan (described in the Lending Arrangements and Debt section).

As part of the Rose Acquisition the Company, through a subsidiary, assumed a senior secured loan (the “Wesley Chapel Loan”) of $2,000 (face value) as of August 15, 2018 to finance the purchase of equipment and related development for a new clinic location around Tampa Bay, Florida. It has an annual interest rate of 5.0%, matures on August 15, 2023 and has monthly repayments of $38.

Kissimmee Acquisition

On November 1, 2018, the Company acquired a single outpatient diagnostic imaging center in Kissimmee, Florida. The purchase price was approximately $1.2 million. The purchase price due at closing was partly financed using proceeds drawn from the Company’s Syndicated Revolving Facility (described in the Lending Arrangements and Debt section).

Broward Acquisition

On November 9, 2018, the Company acquired four outpatient diagnostic imaging centers in Broward County, Florida. The purchase price was approximately $12.1 million, which included assumed finance leases of approximately $1.3 million. The purchase price due at closing was partly financed using proceeds drawn from the Company’s Syndicated Revolving Facility (described in the Lending Arrangements and Debt section).

Correction of Error in the Statement of Cash Flows

Our consolidated statement of cash flows for the year ended December 31, 2018 has been restated to classify the cash flows associated with the acquisition of non-controlling interests as a financing cash flow. During 2018, the Company acquired all of the outstanding non-controlling interests in seven of its existing Texas based diagnostic imaging centres. Previously, management had incorrectly presented such cash flows as an investing activity. The nature of the transaction which gave rise to these cash flows is described in Note 13 to the Company’s restated consolidated financial statements. Furthermore, this adjustment does not affect our previously reported consolidated balance sheet, statement of net income (loss) and comprehensive income (loss) or the statement of changes in equity.

Subsequent Events

a)	During March 2017, the Company issued 300,825 warrants to purchase common shares on a 1:1 basis at an exercise price of $2.30 per common share. These warrants expired on March 10 and 17, 2019. During the three months ended September 30, 2018, 120,330 of these warrants were exercised into common shares. The remaining 180,495 warrants were exercised into common shares prior to expiry.
b)	The Board had granted 315,000 RSUs to certain employees of the Company between January 1 and March 12, 2018. While 50% of these RSUs vested between January 1 and March 12, 2019 in accordance with the terms of the RSU Plan, only 25,000 of these vested RSUs have currently been exercised. Accordingly, 25,000 common shares were issued by the Company on March 18, 2019. The remaining 132,500 of these vested RSUs were settled for common shares prior to June 30, 2019. In accordance with the terms of the RSU Plan, 50% of the above-noted 315,000 RSUs will vest between January 1 and March 12, 2020. Twenty-five thousand RSUs from these unvested RSUs were settled for common shares on October 1, 2019 in accordance with the terms of the RSU Plan.
c)	During August 2017, the Company issued 512,004 warrants to purchase common shares on a 1:1 basis at an exercise price of $3.50 per common share. The expiry date for these warrants was August 8, 2019. During the three months ended June 30, 2019, 256,002 of these warrants were exercised into common shares.
d)	On April 1, 2019, the Company acquired substantially all of the assets used in connection with a single imaging center located in Davie, Florida (Davie Acquisition) from the former operators of such center for a purchase price of $450.

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e)	On April 15, 2019, the Company announced that it had, through a subsidiary, entered into purchase agreements to acquire 27 imaging centers (Florida – 21 and Georgia – 6) operated under ADG, The Imaging Centers of West Palm and Elite Radiology of Georgia. All of these centers were managed by ADG’s management team. On May 31, 2019, the Company announced the closing of these acquisitions. Pursuant to the purchase agreements, the Company acquired all of the issued and outstanding equity interests of ADG Acquisition Holdings, Inc., TIC Acquisition Holdings, LLC and SFL Radiology Holdings, LLC (the ADG Acquisitions).

The total purchase price for the ADG Acquisitions at closing (including preliminary working capital adjustments and payment for cash acquired) was approximately $216.0 million, of which $23.4 million was satisfied by the issuance of 6.25 million common shares of the Company at a price of $3.75 per share based on the share price at the close of May 31, 2019. The balance of this purchase price was mostly financed through the Term Loans (defined below). A portion of the purchase price payable in respect of the acquisition of SFL Radiology Holdings, LLC is subject to an earn-out based on annualized revenues earned in the first two quarters of 2020 less certain costs. In connection with the ADG Acquisitions, on May 31, 2019, the Company amended its previous credit agreement dated August 15, 2018 (such amended credit agreement, the May 2019 Credit Agreement) whereby it increased the size of its credit facilities and increased the number of syndicated lenders from five to nine financial institutions. Under the terms of the May 2019 Credit Agreement, the Company received a term loan A and term loan B (Term Loan A, Term Loan B and collectively, Term Loans) of $66,000 and $266,000, respectively (face value) and a revolving credit facility of $50,000, of which $3,300 was utilized as at May 31, 2019 (the May 2019 Revolving Facility, and together with the Term Loans, the May 2019 Loans). $16 million of the Term Loan A is subject to a delayed draw and is available to the Company for use in potential acquisitions until October 15, 2019. The term of the May 2019 Loans is five years. The May 2019 Loans can be increased by an additional $100,000 subject to certain conditions. The proceeds of the Term Loans were used to settle the Syndicated Loans for $112,482, the principal outstanding under the Subordinated Note and related accrued and unpaid interest for $1,596, partly finance the ADG Acquisitions and Deltona Acquisition in May 2019 and pay related debt issuance costs.

f)	On May 31, 2019, the Company acquired, through a subsidiary, a single outpatient diagnostic imaging center in Deltona, Florida for a cash consideration of $648 (Deltona Acquisition).
g)	Subsequent to December 31, 2018, the Company settled certain claims affecting PMI relating to periods arising prior to August 9, 2017, the date the Company acquired PMI. The Company received an aggregate of approximately $4.1 million, approximately $2.9 million of which was received after December 31, 2018, from the escrow fund maintained for the sellers of PMI as a result of indemnity claims under the purchase agreement for PMI to fully and finally settle the claims affecting PMI.
h)	On August 16, 2019, the Company acquired, through a subsidiary, five outpatient diagnostic imaging centers in El Paso, Texas for cash consideration of approximately $11 million.
i)	On October 4, 2019, the Company acquired, through a subsidiary, three outpatient diagnostic imaging centers near West Palm Beach, Florida.

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Results of Operations

(i) Year ended December 31, 2018 compared to 15-month period ended December 31, 2017

The following tables summarize our results of operations for the year ended December 31, 2018 compared to the 15-month period ended December 31, 2017.

(in thousands)	Year ended Dec 31, 2018	15-month period ended Dec 31, 2017
Service fees – net of allowances and discounts	152,013	102,217
Other revenue	2,769	3,256
Revenue	154,782	105,473

Employee compensation	57,653	38,468
Reading fees	20,560	15,582
Rent and utilities	16,435	12,987
Third party services and professional fees	11,301	8,832
Administrative	8,768	5,576
Medical supplies and other expenses	5,716	5,101
Depreciation and amortization	9,852	6,480
Stock-based compensation	5,702	3,242
Interest expense	5,979	5,376
Impairment of property and equipment	643	601
Settlement costs (recoveries)	43	(192)
Provisions	—	725
Acquisition related costs	2,426	4,256
Public offering costs	814	1,520
Financial instruments revaluation, unrealized foreign exchange loss,	2,843	2,944
and other (gains) losses
Income (loss) before income taxes	6,047	(6,225)
Income tax provision (recovery)	(1,527)	124
Non-controlling interests	2,574	2,155
Net income (loss) attributable to shareholders of Akumin	5,000	(8,504)

Adjusted EBITDA (in thousands)	Year ended Dec 31, 2018	15-month period ended Dec 31, 2017
Revenue	154,782	105,473
Less:
Employee compensation	57,653	38,468
Reading fees	20,560	15,582
Rent and utilities	16,435	12,987
Third party services and professional fees	11,301	8,832
Administrative	8,768	5,576
Medical supplies and other expenses	5,716	5,101
Sub-total	120,433	86,746
Non-controlling interests	2,574	2,155
Adjusted EBITDA	31,775	16,572
Adjusted EBITDA Margin	21%	16%

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Revenue. Revenue was $154,782 and $105,473 for the year ended December 31, 2018 and 15-month period ended December 31, 2017, respectively. The variance is mainly due to the acquisitions, and higher contribution from the legacy Florida business, partly offset by a 12-month vs.15-month comparative period due to change in the Company’s fiscal year end. In fiscal 2017, the Company acquired: (i) one diagnostic imaging center operating in Hollywood, Florida effective April 1, 2017; (ii) six diagnostic imaging centers operating in and around Orlando, Boca Raton and Coral Springs, Florida effective April 1, 2017; and (iii) all of the issued and outstanding equity interests in Preferred Medical Imaging, LLC effective August 9, 2017 (such acquisition, the “Texas Acquisition” and all such acquisitions, collectively, the “2017 Acquisitions”). In fiscal 2018, the Company completed the Tampa Acquisition effective May 11, 2018, the Rose Acquisition effective August 15, 2018, the Kissimmee Acquisition effective November 1, 2018 and the Broward Acquisition effective November 9, 2018 (collectively, the “2018 Acquisitions”). Excluding the 2017 Acquisitions and the 2018 Acquisitions, revenue was $67,876 and $71,896 for the year ended December 31, 2018 and 15-month period ended December 31, 2017, respectively. The decrease is primarily due to a 12-month vs.15-month comparative period due to change in the Company’s fiscal year end.

Volume metrics. In fiscal 2018, the Company commenced the reporting of the measurement of volume of diagnostic imaging procedures at its facilities based on relative-value-units (“RVUs”). RVUs are a standardized measure of value used in the United States Medicare reimbursement formula for physician services. RVUs related to service fee revenues in the year ended December 31, 2018 were 3,291 (in thousands) (meaningful comparative information is unavailable for the comparable period in fiscal 2017).

Employee compensation. Payroll and staffing costs, as a percentage of revenue, increased from 36% to 37% in the year ended December 31, 2018 compared to the 15-month period ended December 31, 2017. This increase is mainly attributable to the 2018 Acquisitions, partly offset by the negative impact from Hurricane Irma in 2017.

Reading fees. For the year ended December 31, 2018 compared to the 15-month period ended December 31, 2017, reading fees, as a percentage of revenue, decreased from 15% to 13%. The lower reading fees as a percentage of revenue are partly due to the 2018 Acquisitions, and negative impact from Hurricane Irma in 2017.

Rent and utilities. For the year ended December 31, 2018 compared to the 15-month period ended December 31, 2017, rent and utilities decreased from 12% to 11% of revenue. This decrease is partly attributable to timing of the Texas Acquisition, as well as negative impact on revenue from Hurricane Irma in 2017.

Third party services and professional fees. For the year December 31, 2018, third party services and professional fees as a percentage of revenue were 7%, compared to 8% in the 15-month period ended December 31, 2017. The decrease as a percentage of revenue is partly due to negative impact on revenue from Hurricane Irma in 2017.

Administrative expenses and medical supplies and other expenses. For the year ended December 31, 2018 compared to the 15-month period ended December 31, 2017, administrative expenses and medical supplies and other expenses remained consistent at 10% of revenue.

Adjusted EBITDA. Adjusted EBITDA for year ended December 31, 2018 was $31,775 compared to $16,572 for the 15-month period ended December 31, 2017. The variance is mainly attributable to the NCI Acquisitions, the 2018 Acquisitions, increased contribution from the legacy Florida operations, timing of the Texas Acquisition, and negative impact of Hurricane Irma in 2017, partly offset by a 15-month comparative period. Adjusted EBITDA Margin for the year ended December 31, 2018 was 21% compared to 16% for the 15-month period ended December 31, 2017.

Net income (loss) attributable to shareholders of Akumin. The net income attributable to shareholders of Akumin was $5,000 (3% of revenue) for the year ended December 31, 2018 and the net loss for the 15-month period ended December 31, 2017 was $8,504 (8% of revenue). This increase in net income is mainly due to the timing of the above noted acquisitions and income tax recovery in 2018, and higher provisions and acquisition-related and public offering costs in 2017. During the year ended December 31, 2018, a deferred tax liability of $1,755 was assumed as part of the net assets acquired in the Rose Acquisition. The Company utilized unrecognized tax benefits against this deferred tax liability, which resulted in an income tax recovery of the same amount.

AKUMIN INC    |    Management’s Discussion and Analysis    |    2018    12

(ii) Three-month period ended December 31, 2018 compared to three-month period ended December 31, 2017

The following tables summarize our results of operations for the three-month period ended December 31, 2018 compared to the three-month period ended December 31, 2017.

(in thousands)	Three-Month Period ended Dec 31, 2018	Three-Month Period ended Dec 31, 2017
Service fees – net of allowances and discounts	44,769	34,332
Other revenue	683	906
Revenue	45,452	35,238

Employee compensation	19,266	11,354
Reading fees	5,764	4,598
Rent and utilities	4,974	3,261
Third party services and professional fees	2,594	2,798
Administrative	2,407	2,156
Medical supplies and other expenses	1,612	1,199
Depreciation and amortization	3,003	2,063
Stock-based compensation	1,238	570
Interest expense	1,778	1,398
Impairment of property and equipment	4	341
Settlement costs (recoveries)	14	(221)
Acquisition related costs	1,506	714
Public offering costs	—	1,021
Financial instruments revaluation, unrealized foreign exchange loss,and other (gains) losses	524	(295)
Income before income taxes	768	4,281
Income tax provision (recovery)	(1,854)	102
Non-controlling interests	412	1,600
Net income attributable to shareholders of Akumin	2,210	2,579

Adjusted EBITDA (in thousands)	Three-month period ended Dec 31, 2018	Three-month period ended Dec 31, 2017
Revenue	45,452	35,238
Less:
Employee compensation	19,266	11,354
Reading fees	5,764	4,598
Rent and utilities	4,974	3,261
Third party services and professional fees	2,594	2,798
Administrative	2,407	2,156
Medical supplies and other expenses	1,612	1,199
Sub-total	36,617	25,366
Non-controlling interests	412	1,600
One-time adjustments	(777)	—
Adjusted EBITDA	9,200	8,272
Adjusted EBITDA Margin	20%	23%

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Revenue. Revenue was $45,452 and $35,238 for the three-month periods ended December 31, 2018 and 2017, respectively. The variance is mainly due to the acquisitions. Excluding the 2018 Acquisitions, revenue was $34,039 and $35,239 for the three-month periods ended December 31, 2018 and 2017, respectively. This 3% decrease is due to lower contribution from Texas operations related to NCI Acquisitions in the three-month period ended December 31, 2018 (which was anticipated by management), and higher contribution from Florida operations in the three-month period ended December 31, 2017 following Hurricane Irma (which management estimates to be an additional revenue of approximately, $2 million). Excluding the 2018 Acquisitions, NCI Acquisitions and the estimated revenue impact following Hurricane Irma in September 2017, management estimates revenue for the three-month period ended December 31, 2018 would have increased by approximately 10% relative to the three-month period ended December 31, 2017.

Volume metrics. RVUs related to service fee revenues in the three-month period ended December 31, 2018 were 1,020 (in thousands) compared to 850 in the three-month period ended September 30, 2018 (meaningful comparative information is unavailable for the comparable period in fiscal 2017).

Employee compensation. Payroll and staffing costs, as a percentage of revenue, increased from 32% to 42% in the three-month period ended December 31, 2018 compared to the three-month period ended December 31, 2017. This increase is primarily attributed to the Rose Acquisition, which had employed radiologists in 2018, and incentive-based cash compensation paid to management in the three-months ended December 31, 2018 which had previously not been accrued (please refer to “one-time adjustments” noted below).

Reading fees. For the three-month period ended December 31, 2018 compared to the three-month period ended December 31, 2017, reading fees, as a percentage of revenue, remained consistent at 13%.

Rent and utilities. For the three-month period ended December 31, 2018 compared to the three-month period ended December 31, 2017, rent and utilities increased from 9% to 11% of revenue. The relatively low ratio for the three-month period ended December 31, 2017 is partly attributable to relatively strong revenue performance in Texas and northeast and in Florida operations after Hurricane Irma in September 2017.

Third party services and professional fees. For the three-month period ended December 31, 2018, third party services and professional fees, as a percentage of revenue, decreased from 8% to 6% of revenue compared to the three-month period ended December 31, 2017. The decrease is partly due to the 2018 Acquisitions and reclassification of certain costs as non-operating expenses (please refer to “one-time adjustments” noted below).

Administrative expenses and medical supplies and other expenses. For the three-month period ended December 31, 2018 compared to the three-month period ended December 31, 2017, administrative expenses and medical supplies and other expenses remained consistent at 9% of revenue.

One-time adjustments. For the three-month period ended December 31, 2018 the one-time adjustments were $777 compared to $nil during the three-month period ended December 31, 2017. These adjustments related to: (i) the incentive-based cash compensation for the nine-month period ended September 30, 2018 which had previously not been accrued and was paid to management in the three-month period ended December 31, 2018; and (ii) reclassification of certain third party services and professional fees as non-operating expenses that related to the nine-month period ended September 30, 2018 but were reclassified in the three-month period ended December 31, 2018.

Adjusted EBITDA. Adjusted EBITDA for the three-month period ended December 31, 2018 was $9,200 compared to $8,272 for the three-month period ended December 31, 2017. The variance is mainly attributable to the NCI Acquisitions and 2018 Acquisitions. Adjusted EBITDA Margin for the three-month period ended December 31, 2018 was 20% compared to 23% for the three-month period ended December 31, 2017. The higher margin in the three-month period ended December 31, 2017 was primarily due to strong revenue performance in Texas (prior to NCI Acquisitions) and Florida (following Hurricane Irma in September 2017). Also, Akumin has increased its presence in Florida during 2018 through acquisitions that had lower margins than our existing business.

Net income attributable to shareholders of Akumin. The net income attributable to shareholders of Akumin was $2,210 (5% of revenue) for the three-month period ended December 31, 2018 and the net income for the three-month period ended December 31, 2017 was $2,579 (7% of revenue). This decrease in net income is mainly due to higher depreciation, interest expense, acquisition-related costs and stock and incentive-based cash compensation paid to management in the three-month period ended December 31, 2018, which had previously not been accrued. During the three-month period ended December 31, 2018, a deferred tax liability of $1,755 was assumed as part of the net assets acquired in the Rose Acquisition. The Company utilized unrecognized tax benefits against this deferred tax liability, which resulted in an income tax recovery of the same amount.

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Selected Consolidated Statements of Balance Sheet Information

Consolidated Statements of Financial Position	As at	As at
(in thousands)	Dec 31, 2018	Dec 31, 2017
Cash	19,326	12,145
Total assets	240,778	170,748
Total debt (1)	117,507	75,765
Non-controlling interests	2,467	6,341
Shareholders’ equity	103,938	74,065

(1)	Total debt consists of borrowing under the credit facility, subordinated debt including fair value of contingent consideration, Wesley Chapel Loan, and finance leases, including both the current and non-current portions.

Cash was $19,326 as at December 31, 2018, an increase of $7,181, as compared to $12,145 as at December 31, 2017. The increase in cash during the year ended December 31, 2018 was due to $6,419 and $45,812 provided by operating activities and financing activities, respectively, partly offset by $45,050 used in investing activities.

Accounts receivable were $29,811 as at December 31, 2018, an increase of $16,843, as compared to $12,968 as at December 31, 2017. The increase is mainly due to strong revenue during the year ended December 31, 2018 from existing business and the 2018 Acquisitions.

Property and equipment were $55,568 as at December 31, 2018, an increase of $13,565, as compared to $42,003 as at December 31, 2017. This increase is mainly attributable to $10,590 in capital expenditures, $1,719 acquired as part of the Tampa Acquisition, $8,638 acquired as part of the Rose Acquisition, $283 acquired as part of the Kissimmee Acquisition and $2,662 acquired as part of the Broward Acquisition, partly offset by $9,152 in depreciation, losses on disposal of $532, and impairment in property and equipment of $643.

Intangible assets were $3,669 as at December 31, 2018, an increase of $1,405, as compared to $2,264 as at December 31, 2017. This increase is attributable to intangible assets of $1,330 due to the Rose Acquisition, $740 due to the Broward Acquisition, and $35 in software expenditures, partly offset by amortization of $700 recorded in the period.

Goodwill was $130,540 as at December 31, 2018, an increase of $29,763 as compared to $100,777 as at December 31, 2017. This increase is attributable to the Tampa Acquisition ($1,536), the Rose Acquisition ($17,754), the Kissimmee Acquisition ($1,013) and the Broward Acquisition ($9,460).

Total debt (including finance leases) was $117,507 as at December 31, 2018, an increase of $41,742 as compared to $75,765 as at December 31, 2017. This increase is attributable to increased bank loan proceeds ($100,000) under the new Syndicated Loan net of debt issuance costs ($2,212), drawing on the Syndicated Revolving Facility ($11,900), loss on financial instrument revaluation upon settlement of August 2017 Term Loan ($2,427), the subordinated note assumed as part of Tampa Acquisition ($1,491), initial fair value of the Subordinated Note – Earn-out (as defined below) ($161), assumption of Wesley Chapel Loan ($1,908), non-cash interest accretion ($591), and loss on revaluation of Subordinated Note – Earn-out ($9) and increased finance lease liabilities ($1,586), partly offset by debt principal repayments ($76,119).

The Company’s shareholders’ equity was $103,938 as at December 31, 2018, an increase of $29,873 as compared to $74,065 as at December 31, 2017. This increase is due to an increase in common shares of $36,153 attributable to the April 2018 Bought Deal (net of issuance costs) and the NCI Acquisitions, $699 in warrants exercised, $734 in warrants  issued attributable to April 2018 Bought Deal, increase to contributed surplus of $5,703, and net income of $5,000 earned by the Company during the year ended December 31, 2018, partly offset by $18,416 mainly due to the NCI Acquisitions.

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Non-controlling interests were $2,467 as at December 31, 2018, a decrease of $3,874, as compared to $6,341 as at December 31, 2017. The non-controlling interests are associated with the Texas Acquisition. In the year ended December 31, 2018, net income attributable to the non-controlling interests was $2,574, offset by distributions of $3,373 and a reduction of $3,075 mainly due to the NCI Acquisitions.

Selected Financial Information

The following table shows selected quarterly financial information for the past eight quarters:

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
(in thousands, except EPS) (1)	2018	2018	2018	2018	2017	2017	2017	2017
RVUs	1,020	850	756	666	n/a	n/a	n/a	n/a
Revenue (2)	45,452	39,131	36,774	33,425	35,239	24,107	17,151	14,323
Adjusted EBITDA	9,200	8,285	8,260	6,807	8,272	2,184	3,048	1,372
Adjusted EBITDA Margin	20%	21%	23%	20%	23%	9%	18%	10%
Depreciation and amortization	3,003	2,577	2,164	2,108	2,063	1,623	1,079	862
Interest expense	1,778	1,482	1,379	1,340	1,398	1,291	949	863
Net income (loss) attributable to shareholders of Akumin	2,210	195	1,436	1,160	2,579	(9,989)	514	(1,267)
EPS – Basic	0.04	0.00	0.02	0.02	0.06	(0.29)	0.02	(0.05)
EPS – Diluted	0.04	0.00	0.02	0.02	0.06	(0.29)	0.02	(0.05)
Effective tax rate (3)	24.7%	24.7%	24.7%	24.7%	36.5%	36.5%	36.5%	36.5%
Adjusted net income (loss) attributable to shareholders of Akumin	3,328	3,183	3,552	2,530	3,055	(464)	648	(224)
Adjusted EPS – Basic	0.05	0.05	0.06	0.05	0.07	(0.01)	0.02	(0.01)
Adjusted EPS – Diluted	0.05	0.05	0.06	0.05	0.07	(0.01)	0.02	(0.01)

Cash	19,326	20,370	19,814	9,877	12,145	11,156	6,220	13,051
Total assets	240,778	220,782	189,330	171,276	170,748	164,536	59,978	56,313
Total debt	117,507	103,620	76,015	75,930	75,765	84,002	36,743	33,754
Non-controlling interests	2,467	2,549	2,474	5,872	6,341	6,595	—	—
Shareholders’ equity	103,938	100,491	98,595	76,867	74,065	59,822	16,469	15,724
Capital (4)	202,119	183,741	154,796	142,920	137,685	132,668	46,992	36,427

(1)	Some quarters may have one-time adjustments and as a result the sum of the quarters in any fiscal year may not equal the contribution of that fiscal year.
(2)	Due to the adoption of IFRS 15 effective January 1, 2018, comparative revenue figures have been restated and are now reported net of provision for credit losses. Please refer to note 2 of the December 31, 2018 consolidated financial statements.
(3)	Akumin’s estimated effective tax rate is a blend of U.S. federal and state statutory tax rates for the period. (4) Capital is defined as shareholders’ equity plus total debt less cash.

During the quarterly periods presented above, the Company experienced significant growth through acquisitions. The quarter-to-quarter results have been impacted by the timing of these acquisitions. See “Recent Developments” and “Factors Affecting the Comparability of Our Results” of this MD&A for additional information.

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The table below shows selected financial information on a last twelve-month (“LTM”) basis for the following periods. All of the following periods include contribution from any acquisition made during the period only starting from the date of such acquisition. For example, during the LTM period ended December 31, 2018, the Company made the following acquisitions: Tampa Acquisition (May 11, 2018), NCI Acquisitions (May 24, 2018), Rose Acquisition (August 15, 2018), Kissimmee Acquisition (November 1, 2018) and Broward Acquisition (November 9, 2018). As a result, the LTM period ended December 31, 2018 does not contain a full twelve months contribution from these acquisitions. The Company monitors the following information to measure its overall financial performance.

(in thousands, except EPS)	LTM Q4 2018	LTM Q3 2018	LTM Q2 2018	LTM Q1 2018
Revenue	154,782	144,569	129,545	109,922
Adjusted EBITDA	31,775	31,624	25,523	20,311
Adjusted EBITDA Margin	21%	22%	20%	18%
Adjusted EPS - Diluted (1)	0.20	0.23	0.17	0.13

Adjusted Return on Capital (“ROC”) (2)	10%	10%	12%	10%
Adjusted Return on Equity (“ROE”) (3)	13%	15%	15%	12%

(1)	Adjusted EPS – Diluted is calculated as the sum of the last four quarters’ Adjusted EPS - Diluted.
(2)	Adjusted ROC is defined as LTM Adjusted EBITDA less depreciation and amortization, taxed at Akumin’s estimated effective tax rate, divided by average capital.
(3)	Adjusted ROE is defined as LTM Adjusted net income (loss) attributable to shareholders of Akumin divided by average shareholders’ equity.

Liquidity and Capital Resources

General

The Company’s objective is to maintain a capital structure that supports its long-term growth strategy, maintains creditor and customer confidence, and maximizes shareholder value.

The capital structure of the Company consists of its capital stock, warrants, contributed surplus and debt.

The Company’s primary uses of capital are to finance operations, increase non-cash working capital and capital expenditures. The Company’s objectives when managing capital are to ensure the Company will continue to have enough liquidity so it can provide its services to its customers and returns to its shareholders. As the Company has primarily grown through acquisitions, it has raised debt and equity to partly finance such transactions. The details regarding such debt and equity issuances are noted in the Company’s consolidated financial statements for the year ended December 31, 2018.

As at December 31, 2018, the Company had cash of $19,326.

As at December 31, 2018, the Company had $117,507 of senior loans payable, subordinated note payable, Subordinated Note – Earn-out (as defined below), and finance leases.

Substantially all of the Company’s assets are pledged as security for senior loans. The Company is subject to certain financial performance debt covenants and it is currently in compliance with them.

As at December 31, 2018, we had various operating leases with remaining terms of more than one year, primarily for office space. As at December 31, 2018, the Company had finance lease balances of $4,177.

As at December 31, 2018, the Company had future obligations for minimum annual payments under debt (face value), operating leases for equipment, and facilities for the next five years and thereafter as follows:

AKUMIN INC    |    Management’s Discussion and Analysis    |    2018    17

Contractual Obligations			Payments due per 12-month period ended December 31
(in thousands)	Total	2019	2020	2021	2022	2023	Thereafter
Debt – Syndicated Term Loan	111,900	2,500	5,000	5,000	5,000	94,400	—
Wesley Chapel Loan	1,882	367	386	406	426	297	—
Subordinated Note payable	1,500	—	—	—	1,500	—	—
Facility Leases	160,487	12,489	12,218	12,174	12,331	12,091	99,184
Equipment Leases	3,242	1,391	885	665	295	6	—
Total	279,011	16,747	18,489	18,245	19,552	106,794	99,184

We believe that our current sources of liquidity and capital will be sufficient to finance our continued operations, growth strategy and additional expenses we expect to incur for at least the next 12 months. We have in the past financed our growth through acquisitions via privately issued capital raising in the equity and/or debt markets and publicly issued equity and we expect to continue to do so. We expect to gain additional access to the public equity and/or debt capital markets to support our growth strategy. There can be no assurance, however, that our business will generate sufficient cash flows from operations or that future borrowings will be available under our credit facility or otherwise to enable us to service our indebtedness, or to make capital expenditures in the future. Our future operating performance and our ability to service or extend our indebtedness, will be subject to future economic conditions and to financial, business, and other factors, many of which are beyond our control. See “Summary of Factors Affecting our Performance” and “Risk Factors” of this MD&A for additional information.

Lending Arrangements and Debt

Syndicated Loan

The Company entered into a credit agreement dated August 15, 2018 (the “Syndicated Credit Agreement”) with a syndicate of five financial institutions. Under the terms of the Syndicated Credit Agreement, the Company received a term loan (“Syndicated Term Loan”) of $100,000 (face value) and a revolving credit facility of $30,000, of which, $11,900 was utilized as of December 31, 2018 (the “Syndicated Revolving Facility”, and together with the “Syndicated Term Loan”, the “Syndicated Loans”). The Syndicated Loans can be increased by an additional $40,000 subject to certain conditions. The Company used $11,900 of the Syndicated Revolving Facility to partly finance the Broward Acquisition and the Kissimmee Acquisition. The proceeds of the Syndicated Term Loan were used to completely settle the August 2017 Term Loan for $74,635, finance the Rose Acquisition, and pay related debt issuance costs. Management determined the fair value of the Syndicated Term Loan to be its face value of $100,000, net of debt issuance costs of approximately $2.2 million. As of December 31, 2018, the face value of the Syndicated Loans was $111,900 (amortized cost of $109,872).

Senior Loan

As part of the Texas Acquisition, Akumin Corp. (“Akumin US”) assumed from Tri-State Imaging FL Holdings, LLC (since renamed Akumin Florida Holdings, LLC, “Florida LLC”) all of Florida LLC’s senior credit facilities with a U.S. based institutional lender (the “Lender”) and entered into a third amended and restated credit agreement dated August 9, 2017 (the “August 2017 Credit Agreement”) with the Lender as administrative agent and another U.S. financial institution as co-lead arranger. Under the terms of the August 2017 Credit Agreement, the Company’s prior obligations to the Lender were assumed and additional term loan advances were made, resulting in $75,000 (face value) of term loan (the “August 2017 Term Loan”) being outstanding. The net proceeds of the additional term loan advance were used to repay in full advances drawn on the Company’s revolving credit facility of $2,500 and finance $44,718 of the Texas Acquisition. The August 2017 Credit Agreement also made available to Akumin US a revolving facility of up to $5,000 (the “August 2017 Revolving Facility”, and together with the August 2017 Term Loan, the “August 2017 Facilities”). The August 2017 Revolving Facility was unutilized as of December 31, 2018. Management determined the fair value of the August 2017 Term Loan as at August 9, 2017 to be $71,966, being its face value of $75,000, net of debt issuance costs of approximately $3,034. As described above, the August 2017 Term Loan was completely settled on August 15, 2018. As at December 31, 2018, the face value of the August 2017 Facilities was $nil (amortized cost of $nil).

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April 2016 Note

As part of its acquisition of certain diagnostic imaging centers in Pennsylvania and Delaware on April 21, 2016, Florida LLC entered into a secured 5% promissory note with a U.S. based bank on April 21, 2016 (the “April 2016 Note”). The April 2016 Note was recognized at fair value on April 21, 2016 using an effective interest rate. The total estimated fair value of the April 2016 Note was $1,817 at April 21, 2016. A principal payment of $1,000 was made on October 31, 2017 in accordance with the terms of the April 2016 Note. In accordance with the terms of the April 2016 Note, the Company completely settled this loan on April 30, 2018 with a cash payment of $1,000.

Wesley Chapel Loan

As part of the Rose Acquisition the Company, through a subsidiary, assumed a senior secured loan (the “Wesley Chapel Loan”) of $2,000 (face value) as of August 15, 2018 to finance the purchase of equipment and related installation for a new clinic location around Tampa Bay, Florida. It has an annual interest rate of 5.0%, matures on August 15, 2023, has monthly repayments of $38 and is secured only against the equipment financed. The Wesley Chapel Loan was recognized at fair value of $1,908 on August 15, 2018 using an effective interest rate. As of December 31, 2018, the face value of the Wesley Chapel Loan was $1,882 (amortized cost of $1,796).

Subordinated Note Payable

As part of the Tampa Acquisition, a wholly-owned indirect subsidiary of the Company assumed a subordinated 6% note and security agreement with the seller’s secured lender on May 11, 2018 (the “Subordinated Note”) with a face value of $1,500 and a term of four years. The Subordinated Note was recognized at fair value of $1,491 on May 11, 2018 using an effective interest rate. According to the Subordinated Note agreement, the interest on the Subordinated Note is accrued and added to the principal amount on each anniversary of the Subordinated Note agreement. As of December 31, 2018, the face value of the Subordinated Note was $1,500 (amortized cost of $1,492).

The principal balance of the Subordinated Note is subject to increase by an earn-out (the “Subordinated Note - Earn-out”) of up to an additional $4.0 million during the three-calendar year period beginning on January 1, 2019 and ending on December 31, 2021, subject to the satisfaction of certain revenue-based milestones. Management estimated the fair value of the Subordinated Note – Earn-out as at May 11, 2018 of $161. The Subordinated Note - Earn-out was revalued at $170 as at December 31, 2018 and the change in fair value was recognized in the consolidated statement of net income (loss) and comprehensive income (loss).

Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable, loans to related parties, accounts payable and accrued liabilities, Syndicated Loans, Wesley Chapel Loan, Subordinated Note, Subordinated Note – Earn-out, finance leases and derivative financial instruments. The fair values of these financial instruments, except the loans to related parties, Syndicated Loans, Wesley Chapel Loan, Subordinated Note, Subordinated Note – Earn-out, and the derivative financial instruments, approximate carrying value because of their short-term nature. The carrying value of the non-current portion of finance leases approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated balance sheets and the market rates of interest is insignificant. The Company entered into a derivative financial instrument contract in November 2017 to mitigate interest rate risk under the variable interest rate of the then existing August 2017 Term Loan, which was refinanced with the Syndicated Loan. The Company terminated this derivative financial instrument contract on November 16, 2018. The Company received a cash payment of $75 from the counterparty and recognized a loss of $5 in the consolidated statements of net income (loss) and comprehensive income (loss). Effective November 14, 2018, the Company entered into another derivative financial instrument contract with a financial institution in order to mitigate interest rate risk under the variable interest rate Syndicated Loans. The derivative financial instrument is an interest rate cap rate of 3.75% (LIBOR) per annum on a notional amount of 50% of the face value of the Syndicated Term Loan ($50,000,000 as of November 14, 2018). The termination date of this arrangement is August 31, 2021.

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Financial assets measured at amortized cost include cash, accounts receivable and loans to related parties. Financial liabilities measured at amortized cost include accounts payable and accrued liabilities, finance leases, Syndicated Loans, Wesley Chapel Loan and Subordinated Note. Amortization is recorded using the effective interest rate method. The Company classifies the derivative financial instruments as financial assets or liabilities at fair value through profit or loss. The Company classifies the Subordinated Note – Earn-out as a financial liability at fair value through profit or loss.

The Company’s financial instruments are exposed to certain financial risks including credit risk, liquidity risk, currency risk and interest rate risk. Refer to note 17 of our December 31, 2018 consolidated financial statements for further discussion regarding risk management arising from financial instruments.

Off-Balance Sheet Arrangements

The Company has not engaged in any off-balance sheet financing transactions. The Company uses operating leases for certain equipment and its facilities. Financial data with respect to the contractual obligations for such leases is disclosed under “Liquidity and Capital Resources”.

Share Information

As of the date of this MD&A, we have 69,240,272 common shares issued and outstanding. If all of the stock options of the Company that have been issued and are outstanding pursuant to our stock option plan were to be exercised, including options that are not yet exercisable, we would be required to issue up to an additional 4,113,268 common shares, or approximately 5.94% of our issued and outstanding common shares as of the date of this MD&A on a non-diluted basis.

In addition, if all of the restricted share units (“RSUs”) that have been issued and are outstanding pursuant to the RSU plan of the Company were to be exercised, including RSUs that are not yet exercisable, we would be required to issue up to an additional 938,156 common shares, or approximately 1.35% of our issued and outstanding common shares as of the date of this MD&A on a non-diluted basis.

Further, as of the date of this MD&A, there are 557,013 warrants to purchase common shares which are issued and outstanding. If those warrants were to be exercised, we would be required to issue an additional 557,013 common shares, or approximately 0.80% of our issued and outstanding common shares as of the date of this MD&A on a non-diluted basis.

Related Party Transactions

In the normal course of business, the Company engages in transactions with its wholly owned and controlled subsidiaries. Balances and transactions between the Company and its wholly owned and controlled subsidiaries have been eliminated on consolidation in the Company’s consolidated financial statements.

The Company transacts with key individuals from management who have the authority to plan, direct, and control the activities of the Company, including through employment agreements and stock-based compensation plans. Key management personnel are defined as the executive officers of the Company and the board of directors, including the President and Chief Executive Officer, Executive Vice President and Chief Operating Officer, Chief Financial Officer and Corporate Secretary and Senior Vice Presidents.

On February 9, 2018, the Company announced that certain senior officers and directors of the Company acquired an aggregate of 532,857 common shares of the Company at $3.50 per share for total cash consideration of $1,865. The shares were acquired pursuant to a previous exercise of a call option by Z Strategies Inc., a corporation controlled by Riadh Zine, the President and Chief Executive Officer of the Company. The call option was entered into in connection with Akumin US’s acquisition of Preferred Medical Imaging, LLC effective August 9, 2017 at the request of certain selling securityholders of Preferred Medical Imaging, LLC. On February 8, 2018, Akumin US agreed to lend an aggregate of $500 to the Company’s President and Chief Executive Officer, Executive Vice President and Chief Operating Officer and Chief Financial Officer and Corporate Secretary in connection with the purchase by such officers of a total of approximately 142,857 common shares under that call option, as nominees of Z Strategies Inc. The principal amount remaining from time to time unpaid and outstanding on such loan shall bear interest at 6% per annum and will be payable on the maturity date, being February 8, 2021. Those borrowing officers of the Company have granted a security interest in the common shares purchased by them with the loan proceeds in favour of Akumin US.

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Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. As additional information becomes available or actual amounts are determinable, the recorded estimates are revised and reflected in operating results in the period in which they are determined.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are recognized initially at fair value and subsequently measured at amortized cost less loss allowances. During the year ended December 31, 2018 the Company applied the simplified approach to measure expected credit losses, permitted by IFRS 9, which uses a lifetime expected loss allowance for all accounts receivable. During the fifteen months ended December 31, 2017, the impairment for accounts receivable was recorded when there was expectation that the Company would not be able to collect all amounts due of the receivable.

Accounts receivable are considered to be in default when customers have failed to make the contractually required payments when due. A provision for credit losses is recorded as a reduction in revenue with an offsetting amount recorded as an allowance for credit losses, reducing the carrying value of the receivable. When a receivable is considered uncollectible, the receivable is written off against the allowance for credit losses account.

Impairment of Goodwill and Long-Lived Assets

Management tests at least annually whether goodwill suffered any impairment. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

Management makes key assumptions and estimates in determining the recoverable amount of the Company’s cash generating units (“CGUs”) or groups of CGUs, including future cash flows based on historical and budgeted operating results, growth rates, tax rates and appropriate after-tax discount rates.

The Company evaluates its long-lived assets (property and equipment) and intangible assets, other than goodwill, for impairment whenever indicators of impairment exist. The accounting standards require that if the sum of the undiscounted expected future cash flows from a long-lived asset or definite-lived intangible asset is less than the carrying value of that asset, an asset impairment charge must be recognized. The amount of the impairment charge is calculated as the excess of the asset’s carrying value over its fair value, which generally represents the discounted future cash flows from that asset.

Income Taxes

The Company is subject to government audits and the outcome of such audits may differ from original estimates. Management believes that a sufficient amount has been accrued for income taxes. Further, management evaluates the realizability of the net deferred tax assets and assesses the valuation allowance periodically. If future taxable income or other factors are not consistent with the Company’s expectations, an adjustment to its allowance for net deferred tax assets may be required. For net deferred tax assets, the Company considers estimates of future taxable income, including tax planning strategies, in determining whether net deferred tax assets are more likely than not to be realized.

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Business Combinations

Significant judgment is required in identifying tangible and intangible assets and liabilities of acquired businesses, as well as determining their fair values. The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquiree at fair value of the recognized amounts of the acquiree’s identifiable net assets.

Contractual Allowances

Net patient service revenue is reported at the estimated net realizable amounts from patients, third party payors, and others for services rendered and recognized in the period in which the services are performed. Net patient service revenue is recorded based on established billing rates, less estimated discounts for contractual allowances, principally for patients covered by managed care and other health plans, and self-pay patients. Contractual adjustments result from the differences between the established rates charged for services performed and expected reimbursements by government-sponsored healthcare programs and insurance companies for such services.

Significant Accounting Standards Not Yet Adopted

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s consolidated financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

IFRS 16, Leases

In January 2016, the IASB released IFRS 16, Leases, replacing IAS 17, Leases, and related interpretations. The new standard eliminates the classification of leases as either operating or finance leases and requires the recognition of assets and liabilities for all leases unless the lease term is twelve months or less or the underlying asset has a low value. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted. The IFRS 16 transition requirements provide the option of adopting a full retrospective approach or a modified retrospective approach with optional practical expedients available. The Company has performed preliminary analysis as part of its assessment of IFRS 16 transition approaches, and intends to adopt the standard on a modified retrospective basis. The Company continues to finalize its approach on the use of the optional practical expedients.

The Company expects the adoption of IFRS 16 will have a material impact on its consolidated financial statements, given its current operating lease commitments. New assets and liabilities will be recognized on the consolidated balance sheets for the Company’s operating leases. On the consolidated statements of net income (loss) and comprehensive income (loss), the Company will replace the current lease expense with depreciation for right-of-use assets and finance expense on lease liabilities. There will be no change to the amount of cash flows as part of the underlying leases.

The Company continues to evaluate the impact of the standard on its consolidated financial statements.

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IFRIC 23, Uncertainty Over Income Tax Treatments

In June 2017, the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments, with a mandatory effective date of January 1, 2019. The interpretations provide guidance on how to value uncertain income tax positions based on the probability of whether the relevant tax authorities will accept the Company’s tax treatments. A company is to assume that a taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. IFRIC 23 is to be applied by recognizing the cumulative effect of initially applying these guidelines in opening retained earnings without adjusting comparative information. The Company believes that it is reasonable that there are no uncertain tax positions required to be reported on IRS Form UTP, “Uncertain Tax Positions Statement”, on its consolidated financial statements. The Company will continue to evaluate the impact and application of this standard.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with IFRS. In designing such controls, it should be recognized that due to inherent limitations, any controls, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and may not prevent or detect misstatements. Additionally, management is required to use judgment in evaluating controls and procedures.

Risk Factors

For a detailed description of risk factors associated with the Company, refer to the “Risk Factors” section of the Company’s annual information form dated March 28, 2019 for its fiscal year ended December 31, 2018, which is available on SEDAR at www.sedar.com.

In addition, we are exposed to a variety of financial risks in the normal course of operations, including risks relating to cash flows from operations, liquidity, capital reserves, market rate fluctuations and internal controls over financial reporting. Our overall risk management program and business practices seek to minimize any potential adverse effects on our consolidated financial performance. Financial risk management is carried out under practices approved by our Audit Committee. This includes reviewing and making recommendations to the board of directors regarding the adequacy of our risk management policies and procedures with regard to identification of the Company’s principal risks, and implementation of appropriate systems and controls to manage these risks.

Additional Information

Additional information relating to the Company, including the Company’s annual information form, is available on SEDAR at www.sedar.com. The Company’s shares are listed for trading on the Toronto Stock Exchange under the symbols

“AKU.U” and “AKU”.

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